FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of 25 August 2005


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



BG Group plc
25 August 2005
                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Company

BG Group plc

2. Name of shareholder having a major interest

FMR Corp. and Fidelity International Ltd and their Direct and Indirect Subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

The notifiable interests also comprise the notifiable interest of

Mr Edward C Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder in FMR Corp. and Fidelity International Limited.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Nominee/ Registered name                                           Shares held
Brown Brothers Harriman and Co                                       7,715,000
JP Morgan Chase Bank                                                 6,295,500
Mellon Bank N.A.                                                     5,641,000
Citibank NA                                                          1,974,500
State Street Bank and TR Co                                            237,000
Northern Trust London                                                9,513,130
JP Morgan Bournemouth                                                6,187,161
Bank of New York Brussels                                            5,762,796
State Street Bk & Tr Co Lndn                                         4,387,060
Mellon Bank                                                          3,008,164
Bankers Trust London                                                   692,100
JP Morgan Chase Bank                                                   558,000
HSBC Bank Plc                                                          436,055
Clydesdale Bank Plc                                                    358,800
Midland Securities Services                                            345,400
Chase Manhattan Bank AG Frankfurt                                      262,741
Societe Generale                                                       102,320
State Street Munich                                                     86,592
Chase Manhattan London                                                  36,200
Dexia Privatbank                                                        30,900
State Street Bank & Tr Co                                           12,501,056
Brown Brothers Harriman and Co                                       6,605,061
Northern Trust Co                                                    4,717,141
Mellon Bank N.A.                                                     3,207,904
JP Morgan Chase Bank                                                 2,309,927
Bank of New York                                                     1,061,370
CIBC Mellon Trust                                                      775,236
Royal Trust - Toronto                                                   97,845
JP Morgan Chase Bank                                                23,346,300
State Street Bank & Tr Co                                            1,259,393
Mellon Bank N.A.                                                       560,500
Northern Trust London                                                  368,000
Brown Brothers Harriman and Co                                          23,700
JP Morgan, Bournemouth                                              58,309,009
Bermuda Trust Far East HK                                              496,228
Brown Bros Harrimn Ltd Lux                                          22,051,920
JP Morgan Bournemouth                                                2,395,075
National Australia Bank Melbourne                                    1,530,255
Chase Manhattan Bk AG Frankfurt                                      1,141,015
Bank of New York Brussels                                            1,135,900
Northern Trust London                                                  756,190
State Str Bk and Tr Co LNDN                                            670,215
State Street Bank Australia                                            422,630
State Street T&B Co Ltd Tokyo                                          118,932
ING Luxembourg                                                          86,432
Morgan Stanley London                                                   25,941
Master Trust Bank of Japan                                             353,336
Nomura Trust & Banking                                                 143,730
Trust&Cust SVCS BK Ltd, TOKO                                           100,850
Bank of New York Europe LDN                                          4,331,807
JP Morgan, Bournemouth                                               3,031,143
State Street Bank and TR Co                                            541,100
State Street Hong Kong                                                  42,600
BNP PARIBAS, Paris                                                   1,138,500

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares of 10 pence each

10. Date of transaction

N/A

11. Date company informed

24 August 2005

12. Total holding following this notification

209,286,660 ordinary shares of 10p each

13. Total percentage holding of issued class following this notification

5.91%

14. Any additional information

Shares in issue as at 24 August 2005 - 3,541,892,283

15. Name of contact and telephone number for queries

Carol Inman - 0118 935 3222

16. Name and signature of authorised company official responsible for making this notification

Carol Inman
Assistant Secretary
BG Group plc

25 August 2005

www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 25 August 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary